Annual Report

DJ Screw Doc LLC

May 10, 2022

DJ Screw Doc LLC

This Annual Report (this "**Disclosure**") is furnished with respect to certain securities issued in the form of promissory notes and governed by a note purchase agreement ("**Securities**") offered and sold by DJ Screw Doc LLC, a California limited liability company (**"DJ Screw Doc"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "Site") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed US LLC, a Delaware limited liability company (together with its affiliates, "NextSeed"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Securities or to make any representation not contained in this Disclosure.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Joseph Paul Litzinger
(Signature)

Joseph Paul Litzinger
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Paul Litzinger
(Signature)

Joseph Paul Litzinger
(Name)

Manager
(Title)

May 10, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

TABLE OF CONTENTS

I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer:	DJ Screw Doc LLC
Legal Status of Issuer:	Limited liability company
Jurisdiction of Organization:	California
Date of Incorporation	April 22, 2020
Physical Address of Issuer:	5659 Meadow Vista Way, Agoura Hills, CA 91301
Website of Issuer:	https://interestinghuman.com/
Number of Employees	1
Description of Business:	The Company was established to produce a documentary film called "CHOPPED AND SCREWED: THE FINAL MIXTAPE" providing a first-hand account of legendary hip-hop icon DJ Screw and providing timely commentary on the intersection of music and social justice movements.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$9,808.	$325
Cash & Cash Equivalents	$9,808	$325
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$95,104	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(76,484)	$(8,811)

As of April 30, 2022, the Company had an aggregate of $9,808 in cash and cash equivalents.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because DJ Screw Doc was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer anticipates that the total cost of the project will be approximately $450,000.00. DJ Screw Doc raised $102,700 through a Regulation CF crowdfunding offering on NextSeed, which closed in May 2021. DJ Screw Doc principals have contributed approximately $100,000 to the project to date. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Membership Interests	100%	100%	All	N/A

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Joseph Paul Litzinger	100

The principal shareholder identified herein is the holder of equity interests in the Issuer, distinct from the Securities. While holders of equity interests may have certain voting rights under the operating agreement of the Issuer, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
May 19, 2021	Section 4(a)(6)	NextSeed Notes	$102,700	Post-Production Expenses

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
N/A					

III.   KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of DJ Screw Doc are listed below.

Name	Bio
Joseph Paul Litzinger, Manager, 04/06/2020 to present	Joe Litzinger is a primetime Emmy-nominated TV producer and awardwinning documentary filmmaker. He is currently the Executive Producer of National Geographic and BBC Studios; six-time Emmy-winning series Life Below Zero as well as two spinoffs; LBZ: Port Protection and LBZ: Next Generation. In addition to producing hundreds of hours of nonfiction television programming, he co-directed and executive produced two multiple awardwinning feature length documentary films under his production company banner, Interesting Human Media. Joe has been a speaker on many industry panels moderated by the International Documentary Association, Deadline, Reel Screen, KCRW and has served as a documentary mentor at South By Southwest. Joe currently lives with his wife, one year old son, and dog in Los Angeles, where he nurtures his other passion - his family. Joe's past 3 years of experience includes: Interesting Human Media, CEO and Executive Producer, 2014-Present BBC Studios, National Geographic, Executive Producer Life Below Zero, 2014- Present BBC Studios, National Geographic, Executive Producer Alaska: Port Protection, 2018-Present BBC Studios, National Geographic, Executive Producer Life Below Zero Next Generation, 2018-Present

IV.   RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

☐ *Business Risks*

The success of a film depends on its market perception. We take market perception seriously and intend to reinforce and extend positive market perception. However, any shortcomings in our brand building initiatives or business incidents that diminish perceptions of our market could negatively impact revenues. If we overestimate the demand for our film or underestimate the popularity of the competition, we may not fully realize anticipated revenues. Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing film preferences. Any failure to anticipate and respond to changing customer preferences could make our film less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

☐ *Financing Risks*

We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned film, expenses related to the acquisition of certain supplies, expenses related to filming, post-production and other production costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

☐ *Development Risks*

Our dependence on development exposes us to timing, budgeting and other risks. New film development has a number of risks, including risks associated with: (I) delays or cost overruns that may increase project costs; (ii) receipt of filming and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by us will be issued; (iii) development costs incurred for projects that are not pursued to completion; (iv) so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; (v) defects in design or production that may result in additional costs to remedy or require all or a portion of film production to be closed during the period required to rectify the situation; (vi) ability to raise capital; and (vii) governmental restrictions on the nature or size of a project or timing of completion.   We cannot assure you that any film project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated. We have filmed in 2020 and planning to complete filming in 2021. There is no guarantee that this site will remain suitable, or that the business will be operated profitably.

□ ***Reputational Risks***

Adverse publicity concerning the film industry and the business could damage our brand and negatively affect the future success of the film. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

□ ***Competition Risks***

The market for documentary films is competitive and we may need to compete with other established competitors. We compete with these other films on the basis of quality, price and luck. The film industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and viewing habits. The film industry is highly competitive in terms of type and quality of projects. The entrance of new competitors into our markets could reduce revenue. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the film industry or our inability to sell or distribute the film may negatively affect revenues.

□ ***Market Risks***

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. Cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sale of our film is also dependent on consummating a sale with an industry leading film distribution company. If no film distribution company purchases the film and the only distribution is through self-distribution, revenues may be negatively impacted. Our success also depends on the popularity of market demand on the subject matter. Any shift in the documentary distribution marketplace preferences away from our documentary film concept could negatively affect financial performance.

□ ***Risks from Work Stoppages, Terrorism or Natural Disasters***

Our production may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of employees or producers to complete production of the film if we are forced to close for an extended period of time.

□ ***Management Risks***

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

□ ***Personnel Risks***

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the film may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the film may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

☐ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the film industry, including producers, directors, editors, director of photography, and a variety of post-production personnel. If we are unable to recruit and retain sufficiently qualified personnel, the film could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the film and production. We may sustain an increase in production costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt production, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the film, financial condition and results of operations.

☐ *Privacy Risks*

Our film production requires processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

☐ *Legal Risks*

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from health claims, allergens, illness, injury or other health concerns, clearance of music rights, fair use analysis, or production issues stemming from one or more locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging a distribution deal with DJ Screw Doc. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

☐ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from production of the film. Environmental conditions relating to releases of hazardous substances at filming or production sites could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

☐ *Information Technology Risks*

We rely heavily on information systems, for data and footage management, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

☐ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations may impact our future operating results.

☐ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name and logos of our company and project. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the company brand or film may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

☐ *Regulatory Risks*

Products offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue.

We are subject to various federal, state and local regulations, including regulations related to the zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus. Compliance with additional regulations can become costly and affect production costs.

☐ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

☐ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither DJ Screw Doc nor NextSeed guarantees payment or investor returns.

☐ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect distribution of proceeds. As a result of any future debt obligations, we may be subject to: (i) the risk that sale or distribution of the film will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. DJ Screw Doc's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

☐ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to DJ Screw Doc, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than DJ Screw Doc. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of DJ Screw Doc's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to DJ Screw Doc for profits derived from such other such activities.

V.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

DJ Screw Doc is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to DJ Screw Doc, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
N/A			

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at:
https://interestinghuman.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial Statements

Balance sheet for DJ Screw Doc LLC through Dec. 31, 2021

Assets

Cash	$9,808
Documentary In Progress	$85,296
Total Assets	$95,104

Liabilities

Short Term Liabilities	$95,104.00
Long term Liabilities	0
Total Liabilities	$95,104.00

Income Statement for DJ Screw Doc LLC (Jan. 1 2021- Dec. 31, 2021)	
Income	0
Expenses	$85,296
Net income	-$85,296